Exhibit 21

List of Subsidiaries
The following is a list of subsidiaries of Ascent Capital Group, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized, as of February 29, 2016. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics International, Inc.	Texas

Monitronics Canada, Inc.	Delaware

MI Servicer LP, LLC	Delaware

MIBU Servicer, Inc.	Delaware

Monitronics Security LP	Delaware

Monitronics Funding LP	Delaware

Platinum Security Solutions, Inc.	Delaware

Security Networks LLC	Florida

SN Puerto Rico, Inc.	Cayman Islands

Security Networks Acceptance LLC	Delaware

Ascent Media Property Holdings, LLC	Delaware

LiveWatch Security, LLC	Delaware